UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Mace Security International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554335208

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,526,071
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,526,071

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,526,071

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.3%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,526,071
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,526,071

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,526,071

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.3%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,333,494
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,333,494

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,494

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.1%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Mace Security International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1000 Crawford Place, Suite 400, Mt. Laurel, NJ 08054.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$3,715,758.36
DAP	Working Capital	$3,247,301.30

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

As disclosed in its prior filings of Schedule 13D, the Filers ("Lawndale") sent letters (the "Prior Letters") to the Board of Mace Security International ("Mace"), which were attached as Exhibit B to Schedules 13D, Amendments No. 1 through No. 3, detailing Lawndale's concerns regarding several corporate governance issues including, but not limited to, what Lawndale believes to be insufficient independent composition and structuring of Mace's Board of Directors.

On August 9, 2007, Lawndale sent Mace's Corporate Secretary a letter (the "Demand Letter") (a copy of which is attached as Exhibit B hereto, and incorporated by reference in this filing) pursuant to Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware, for Lawndale and its agents to inspect, no later than August 23, 2007, certain documents and records of Mace, including, but not limited to, its stockholder lists.

As disclosed in the Demand Letter, its purpose is to enable Lawndale and its agents to communicate with Mace's shareholders with respect to matters relating to their mutual interests as shareholders. As disclosed in Lawndale's Prior Letters, such matters could include, but are not limited to, nominating various individuals to Mace's Board of Directors as alternatives to current Board members and/or to take other such action as Lawndale believes, in its sole judgment, may be necessary and/or appropriate to address Mace's governance weaknesses for the purpose of enhancing Mace's long-term sustainable value.

Lawndale has been and may continue to be in contact with Mace management, members of Mace's Board of Directors, other significant shareholders and others regarding these and additional steps that Mace could employ to maximize shareholder value.

Lawndale believes the public market value of Mace, currently trading below Mace's tangible book value, is undervalued by not adequately reflecting the value of Mace's assets and business divisions. Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since June 18, 2007:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price
DAP	P	6/25/2007	1,100	2.46
LCM	P	6/25/2007	200	2.46
DAP	P	7/3/2007	300	2.47
DAP	P	7/13/2007	350	2.48
DAP	P	7/16/2007	4,400	2.49
LCM	P	7/16/2007	600	2.49
DAP	P	7/19/2007	8,700	2.44
LCM	P	7/19/2007	1,300	2.44
DAP	P	7/20/2007	1,500	2.43
DAP	P	7/23/2007	15,605	2.44
LCM	P	7/23/2007	2,500	2.44
DAP	P	7/24/2007	2,200	2.41
LCM	P	7/24/2007	300	2.41
DAP	P	7/25/2007	1,500	2.38
LCM	P	7/25/2007	300	2.38
DAP	P	7/27/2007	2,100	2.29
LCM	P	7/27/2007	300	2.29
DAP	P	7/30/2007	14,100	2.32
LCM	P	7/30/2007	2,000	2.32
DAP	P	7/31/2007	11,700	2.28
LCM	P	7/31/2007	1,700	2.28
DAP	P	8/1/2007	2,200	2.23
LCM	P	8/1/2007	300	2.23
DAP	P	8/2/2007	12,701	2.28
LCM	P	8/2/2007	1,800	2.28
DAP	P	8/7/2007	2,800	2.16
LCM	P	8/7/2007	400	2.16
DAP	P	8/10/2007	8,700	2.02
LCM	P	8/10/2007	1,300	2.02
DAP	P	8/13/2007	2,500	1.97

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter from Lawndale Capital Management, LLC to Robert Kramer, Corporate Secretary of MACE dated August 9, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2007
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Mace Security International, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: July 26, 2006
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

Diamond A Partners, L.P

Lawndale Capital Management, LLC

591 Redwood Highway, Suite 2345

Mill Valley, California 94941

August 9, 2007

VIA UPS Next Day Air

Robert M. Kramer

Executive Vice President, General Counsel and Secretary

Mace Security International, Inc.

100 Crawford Place, Suite 400

Mt. Laurel, NJ 08054

Re: Shareholder's Demand for Lists of Stockholders

Ladies and Gentlemen:

Lawndale Capital Management, LLC ("Lawndale") is the sole General Partner of Diamond A Partners, L.P. ("DAP"). DAP is the beneficial owner of 1,322,294 shares of Common Stock of Mace Security International (the "Corporation") as of August 7, 2007, and at least that many shares today. Lawndale and DAP's principal business address is 591 Redwood Highway, Suite 2345, Mill Valley, CA 94941. Attached hereto as Exhibit A is a true and correct copy of an account statement received by DAP from Bear Stearns, dated August 8, 2007, that reflects DAP's beneficial ownership of those shares of the Corporation as of August 7, 2007.

INSPECTION OF SHAREHOLDER MATERIALS

The purpose of this demand is to enable DAP and Lawndale to communicate with the Corporation's shareholders with respect to matters relating to their mutual interests as shareholders. DAP hereby makes a formal demand under oath, pursuant to Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware, for DAP and its agents to inspect, no later than August 23, 2007, the following documents and records of the Corporation and to make copies or abstracts therefrom:

(a) A complete record or list of the Corporation's stockholders, certified by the Corporation or its transfer agent, showing the names and addresses of each stockholder and the number of shares of stock registered in the name of each such stockholder, as well as the names, addresses and share amounts held by participants in dividend reinvestment plans and/or employee plans, in each case as of the most recent date available;

(b) A magnetic computer tape list of the holders of the Corporation's stock requested in paragraph (a) above as of the most recent date available, showing the names, addresses and number of shares held by such stockholders, such computer processing data as is necessary for the undersigned to make use of such magnetic computer tape for verification purposes;

(c) All daily transfer sheets showing changes in the names, addresses and number of shares of the Corporation's stockholders which are in or come into the possession of the Corporation or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the stockholder list referred to above;

(d) All information in or which comes into the Corporation's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees relating to the names of the beneficial owners of the Corporation's stock ("NOBO's") pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Securities Exchange Act of 1934, as amended, in the format of a printout in descending order balance. If such information is not in the Corporation's possession, custody or control, such information should be requested from any agent or service employed by the Corporation which may have such information in its possession, custody or control;

(e) All information in the Company's or its transfer agent's possession, or which can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees, concerning the number and identity of the actual beneficial owners of the Common Stock including an alphabetical breakdown of any holdings in the respective names of Cede & Co and other similar depositories or nominees as well as any material request list provided by Broadridge and any omnibus proxies issued by such entities;

(f) To the extent the Corporation, or any person or entity acting on its behalf, maintains electronic mail addresses or other electronic contact information concerning stockholders, all such information; and

(g) A copy of the Corporation's bylaws, as in effect now and as amended from time to time, and any rules and regulations of the Corporation regarding the nomination and election of directors, shareholder proposals, and the conduct of the Corporation's 2007 Annual Meeting of Shareholders (the "Annual Meeting").

DAP demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) and (b) above be immediately furnished to DAP and its agents as such modification, additions or deletions become available to the Corporation or its agents or representatives.

DAP will bear the reasonable costs incurred by the Corporation in connection with the production of the above information.

The purpose of this demand under Section 220 of the General Corporation Law of the State of Delaware is to enable DAP to communicate with other stockholders.

DAP hereby designates Andrew Shapiro or David Berger of Wilson Sonsini Goodrich & Rosati and any other persons designated by either of them to conduct, as DAP's agent, the inspection and copying requested herein.

Please advise counsel for Lawndale and DAP, David Berger of Wilson Sonsini at 650-493-9300, as promptly as practicable when and where the items requested above will be made available to DAP and its agents. Please also advise counsel immediately whether you voluntary will supply the requested information. If counsel to DAP has not received your response to this request by August 23, 2007, DAP will assume that you do not intend to comply with this demand and will seek appropriate recourse.

Very truly yours,

DIAMOND A PARTNERS, L.P.

By: Lawndale Capital Management, LLC

Its General Partner

By: Andrew E Shapiro

Managing Member

Sworn to before me this __ day of

August, 2007

___________________________

(NAME)

Notary Public Commissioner of Oaths

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